Exhibit 99.1

PINTEC Announces Appointment of New Chief Financial Officer

BEIJING, DEC. 29, 2023 /PRNewswire/-- Pintec Technology Holdings Limited (Nasdaq: PT) (“Pintec” or the “Company”), is a Nasdaq-listed company providing technology enabled financial and digital services to micro, small and medium enterprises in China, today announced the appointment of Mr. Xin Yang as Chief Financial Officer of the Company, effective on December 29, 2023.  Mr. Zexiong Huang has resigned from his position as the acting Chief Financial Officer of the Company and will continue to serve as the Chief Executive Officer and a member of the board of directors of the Company.

Mr. Xin Yang, age 42, has 20 years of experience in accounting and financial management. Mr. Yang is proficient in financial statement preparation and analysis, international finance, and other accounting principles and knowledge. Mr. Yang served important positions in the financial department including CFO in his previous employment with other companies in China. Mr. Yang received his bachelor's degree from Central University of Finance and Economics in 2004.

Mr. Zexiong Huang, Chief Executive Officer of Pintec commented, " We are very pleased to welcome Mr. Xin Yang to Pintec's management team as our new Chief Financial Officer. With a proven track record of leadership and extensive expertise in financial and accounting area, Mr. Yang brings a wealth of experience that will undoubtedly strengthen our financial management and contribute to the Company's continued growth. I am confident that Mr. Yang will play a key role in executing our financial strategy."

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Pintec’s strategic and operational plans, contain forward-looking statements. Pintec may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to the markets and industries where the Company operates, and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Pintec

Pintec is a Nasdaq-listed company providing technology enabled financial and digital services to micro, small and medium enterprises in China. It connects business partners and financial partners on its open platform and enables them to provide financial services to end users efficiently and effectively. Pintec empowers its business partners by providing them with the capability to add a financing option to their product offerings. It helps its financial partners adapt to the new digital economy by enabling them to access the online population that they could not otherwise reach efficiently or effectively. Pintec continues to deliver exceptional digitization services, diversified financial products, and best-in-class solutions with innovative technology, to solidify its relationship with its business partners and satisfy its clients’ needs. Pintec currently holds internet micro lending license, fund distribution license, insurance brokerage license and enterprise credit investigation license in China. For more information, please visit ir.Pintec.com.

For further information, please contact:

Pintec Technology Holdings Ltd.

Phone: +86 (10) 6506-0227

E-mail: ir@pintec.com